

Mail Stop 3030

March 2, 2018

<u>Via E-mail</u>
Tairan Guo
Chief Financial Officer
SPI Energy Co., Ltd.
Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China

> **Re: SPI Energy Co., Ltd.**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 12, 2018**
> **File No. 001-37678**

Dear Mr. Guo:

We have reviewed your February 12, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2017 letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016

Item 3. Key Information

We have incurred net losses…, page 6

1.   Please tell us the name of the related entity and of the former director mentioned in your added disclosure. Also tell us what the related party received in consideration for its guarantee, and where you have provided the information required by Item 7.B of Form 20-F regarding this transaction.

The operations of our e-commerce and investment business platform is unsuccessful, page 7

2.   We note your response to prior comment 1. The first paragraph on page 8 indicates that you may be required to pay up to $90.9 million with regard to your project companies. The second reference to $90.9 million in that paragraph suggests that the figure also includes amounts in default by third party developers. In future filings, state clearly the total amount that you may be required to pay the investors if other parties to the relevant contracts do not perform as required, regardless of whether payments are currently in default; include in the total the amount that relates to your project companies, to third party developers, and to any other relevant contracts.

3.   Please expand your response to prior comment 2 to tell us whether any of the individuals required to be named by Form 20-F Item 6 have been charged.

Item 4. Information of the Company

Our Solar Project Portfolio, page 39

4.   Your response to prior comment 6 indicates that you may sell the projects in the "Solar Projects Under Construction" table. However, you added disclosure about the sales in a footnote that appears to apply to each table in this section, not just the "Under Construction" table. In future filings, clarify which projects are to be sold.

Product Warranties, page 68

5.   We note your response to prior comment 7. However, according to LDK Solar's Form 6-K filed in April 2016, the company is liquidating. Tell us how LDK Solar's liquidation affects the ownership of your securities and its obligations to you under warranties.

Capital Resources and Material Known Facts on Liquidity, page 81

6.   We note your response to prior comment 9. In future filings, clarify your disclosure in the first bullet point to discuss the delay in closing that you mention in your response to prior comment 5, and discuss the status of and any delays in the initiatives that you mention in the second bullet point. Also, tell us how you addressed that part of prior comment 9 seeking disclosure of the amount of funds available after considering the restrictions on the ability to transfer cash from your subsidiaries, such as the restriction mentioned on page 83.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 93

7.   Expand your response to prior comment 10 to identify the Master Tenant and Managing
        Member mentioned on page F-52. Also tell us how those parties are related to you.

        You may contact Eric Atallah at (202) 551-3663 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and
related matters. Please contact Heather Percival at (202) 551-3498 or Russell Mancuso, Legal
Branch Chief, at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Gary Todd for

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery

cc: Giovanni Caruso
        Loeb & Loeb LLP